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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                           (AMENDMENT NO. ______)(1)

                           K-Tron International, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    482730108
                                    ---------
                                 (CUSIP Number)

                                  June 28, 2001

             (Date of Event Which Requires Filing of this Statement)

                             Joanne R. Soslow, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

         If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ____

Note: Schedules filed in paper format shall include a signed original and two copies of the Schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                               (Page 1 of 6 pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 482730108                  SCHEDULE 13D                    PAGE 2 OF 6



1  NAMES OF REPORTING PERSONS

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           Edward B. Cloues, II

2  CHECK THE APPROPRIATE BOX IF A
   MEMBER OF A GROUP*                                                   (a) / /

                                                                        (b) /X/

3  SEC USE ONLY

4  SOURCE OF FUNDS                             OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) _____

6  CITIZENSHIP OR PLACE OF ORGANIZATION   United States of America


NUMBER OF SHARES    7      SOLE VOTING POWER            175,360 shares*
BENEFICIALLY
OWNED BY EACH              *Includes 100,000 shares underlying options and
REPORTING                  4,000 shares subject to a restricted stock grant,
PERSON                     which restricted shares are subject to forfeiture
WITH                       until November 1, 2002.

                    8      SHARED VOTING POWER               60,385

                    9      SOLE DISPOSITIVE POWER           175,360*

                           *Includes 100,000 shares underlying options and 4,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until November 1, 2002.

                    10     SHARED DISPOSITIVE POWER      60,385

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   235,745*

   *Includes 100,000 shares underlying options and 4,000 shares subject to a restricted stock grant, which restricted shares are subject to forfeiture until November 1, 2002.

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES*                                                                   / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   9.3%

14 TYPE OF REPORTING PERSON*          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 482730108                  SCHEDULE 13D                    PAGE 3 OF 6


ITEM 1.           SECURITY OF THE ISSUER.

                  This statement relates to the common stock, $.01 par value (the "Common Stock"), of K-Tron International, Inc., a New Jersey corporation (the "Issuer"). The principal executive offices of the Issuer are located at Routes 55 & 553, Pitman, New Jersey 08071-0888.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is being filed by Edward B. Cloues, II (the "Filing Person").

                  (b) The principal business address of the Filing Person is Routes 55 & 553, Pitman, New Jersey 08071-0888.

                  (c) The present principal occupation of the Filing Person is Chairman of the Board and Chief Executive Officer of the Issuer.

                  (d) During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) The Filing Person is a citizen of the United States of America.

                  (g) - (j)  Not applicable.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Filing Person obtained indirect beneficial ownership of the 60,385 shares of Common Stock described in Item 5(c) through the execution of a power-of-attorney by one of the then joint owners of the shares (the other joint owner is now deceased). The Filing Person now shares voting and dispositive power over the 60,385 shares with the grantor of the power-of-attorney.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The Filing Person was Chairman of the Board and Chief
Executive Officer of the Issuer prior to the acquisition of indirect beneficial ownership of the Common Stock described in Item 5, and continues to serve in those capacities. The Filing Person held 71,360 shares of Common Stock in his own name (as well as options to purchase 100,000 shares of Common Stock) prior to his acquisition of indirect beneficial ownership of an additional 60,385 shares of Common Stock through the power-of-attorney mentioned above. The filing person subsequently acquired 4,000 shares of restricted stock and now holds 75,360 shares of Common Stock in his
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CUSIP NO. 482730108                  SCHEDULE 13D                    PAGE 4 OF 6


own name. The Filing Person may acquire additional securities of the Issuer directly or may, in the future, dispose of the securities he holds directly and indirectly. Except as set forth above, the Filing Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of this Item 4.

ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER.

                  (a) The Filing Person beneficially owns 235,745 shares of the Common Stock, including 100,000 shares underlying stock options, 4,000 shares subject to a restricted stock grant and 60,385 shares for which the Filing Person holds a power-of-attorney, which constitute 9.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3(d)(i)(D).

                  (b) The Filing Person has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 175,360 shares reported herein and shared power to vote or direct the vote and to dispose or direct the disposition of 60,385 shares reported herein. Power to vote and dispose of the 60,385 shares is shared with Jan W. Beebe whose address is 5160 Hidalgo Street, Houston, Texas 77056. Mrs. Beebe is retired and is a citizen of the United States. During the last five years, Mrs. Beebe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mrs. Beebe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (c) On June 28, 2001, the Filing Person acquired indirect beneficial ownership of 60,385 shares due to the execution of a power-of-attorney from one of the then joint owners of the shares. The other joint owner, who served on the Board of Directors of the Issuer, is now deceased.

                  (d)  Not applicable.

                  (e)  Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Filing Person has been appointed Attorney-in-Fact by Jan
W. Beebe (the "Principal") pursuant to an Asset Management Durable General Power of Attorney dated June 28, 2001 (the "Power of Attorney"). Under the Power of Attorney, the Filing Person is authorized to transact all of the Principal's business and manage all of the Principal's property and affairs, including: taking custody of the Principal's stocks; selling, surrendering or exchanging any such stocks; signing and delivering assignments or stock powers and other documents required for sale, assignment, surrender or exchange; purchasing stocks; providing instructions regarding the registration of stock and the mailing of dividends; representing the Principal at shareholders' meetings and voting proxies on the Principal's behalf; and generally
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CUSIP NO. 482730108                  SCHEDULE 13D                    PAGE 5 OF 6


handling or managing the Principal's investments. The Principal shares the above powers with the Filing Person.

                  The Principal currently holds 60,385 shares of Common Stock. As a result of the Power of Attorney, the Filing Person possesses indirect beneficial ownership of the 60,385 shares of Common Stock held by the Principal.

                  Unless earlier revoked, the Power of Attorney terminates at the death of the Principal. The Filing Person will hold all of the powers granted under the Power of Attorney until such termination or until a successor agent is appointed.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

99.1              Asset Management Durable General Power of Attorney, dated June
                  28, 2001.
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CUSIP NO. 482730108                  SCHEDULE 13D                    PAGE 6 OF 6


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 July 25, 2001
                                      -----------------------------------
                                                    (Date)

                                          /s/ Edward B. Cloues, II
                                      -----------------------------------
                                                  (Signature)

                                              Edward B. Cloues, II
                                      -----------------------------------
                                                (Name / Title)